Exhibit 99.4
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T+44 (0) 20 7781 2000
F+44 (0) 20 7781 1800
Press release
Rio Tinto to invest US$228 million in clean hydropower upgrade in Quebec
28 October 2008
Rio Tinto is to invest US$228 million in the construction of a new 225 megawatt high-efficiency turbine at Rio Tinto Alcan’s Shipshaw power station in Saguenay, Quebec, Canada. The project is expected to be completed in December 2012.
“This modernisation and upgrading of the Shipshaw power generating station underscores the importance we place on secure, competitively priced energy resources, which are key to realisation of the long term Quebec investment programme announced in December 2006,” said Tom Albanese, Chief executive officer of Rio Tinto, speaking at the Board of Trade of Metropolitan Montreal luncheon. “Rio Tinto remains committed to sustainable, value creating investments in Canada and the rest of the world.”
The Shipshaw power station is a major component of Rio Tinto Alcan’s extensive hydroelectric network, which has a total installed capacity of approximately 2,900 megawatts in Quebec.
Other projects in Quebec include the spent potlining facility completed in 2008 as well as Rio Tinto Alcan’s pilot plant using groundbreaking AP 50 smelting technology and a proposed expansion of its Alma smelter.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
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Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Rio Tinto Alcan Media Relations, Canada	Rio Tinto Alcan Media Relations, Saguenay
Stefano Bertolli	Claudine Gagnon
Tel.: +1 514 848 8151	Tel.: +1 418 699 4005
stefano.bertolli@riotinto.com	claudine.gagnon@riotinto.com

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349
Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645
Email: questions@riotinto.com
Websites: www.riotinto.com www.riotinto.com/riotintoalcan
High resolution photographs available at:www.newscast.co.uk